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PROSPECTUS

UTILICORP CANADA FINANCE CORPORATION

Offer To Exchange
up to $200,000,000 principal amount of its new 7.75% Senior Notes due June 15, 2011, which have been registered under the Securities Act of 1933, for any and all of its outstanding 7.75% Senior Notes due June 15, 2011

Fully and unconditionally guaranteed
by

UTILICORP UNITED INC.

   This prospectus relates to the offer by UtiliCorp Canada Finance Corporation to exchange up to $200,000,000 of new 7.75% senior notes due June 15, 2011, which are referred to as the "exchange notes," for any and all of its outstanding 7.75% Senior Notes due June 15, 2011, which are referred to as the "restricted notes." The exchange notes have been registered under the Securities Act of 1933 (the "Securities Act") and, therefore, are freely transferable, whereas the restricted notes are subject to certain transfer restrictions.

   Interest on the notes will be paid each June 15 and December 15. The first interest payment will be made on December 15, 2001. The exchange notes are subject to optional redemption by UtiliCorp Canada Finance Corporation prior to maturity at a price equal to the greater of (a) par value or (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date at the Treasury Yield, plus 50 basis points, plus accrued interest, plus any additional amounts described herein.

   The restricted notes are, and the exchange notes will be, unsecured and unsubordinated obligations of UtiliCorp Canada Finance Corporation that are fully and unconditionally guaranteed by UtiliCorp United Inc. on an unsecured and unsubordinated basis.

  •
  The exchange offer expires at 5:00 p.m. New York City time on October 30, 2001, unless extended.

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  You should carefully review the procedures for tendering your restricted notes beginning on page 18 of this prospectus.

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  Tenders of restricted notes may be withdrawn at any time prior to the expiration of the exchange offer.

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  All restricted notes that are validly tendered and not validly withdrawn will be exchanged.

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  The exchange of the restricted notes should not be a taxable exchange for United States federal income tax purposes.

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  Holders of restricted notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

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  Restricted notes not exchanged in the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, but (except under certain circumstances) will not have further exchange or registration rights and your ability to transfer them could be adversely affected.

  •
  No public market currently exists for the restricted notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market for the exchange notes is anticipated.

   Each holder of restricted notes wishing to accept the exchange offer must deliver the restricted notes to be exchanged, together with the letter of transmittal that accompanies this document and any other required documentation, to the exchange agent identified in this document. Alternatively, you may effect a tender of restricted notes by book-entry transfer into the exchange agent's account at the Depository Trust Company ("DTC"). All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the "Exchange Offer" section of this document and in the accompanying letter of transmittal.

   YOU SHOULD CAREFULLY REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE EXCHANGE NOTES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   YOU SHOULD READ THIS ENTIRE DOCUMENT AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND RELATED DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS CAREFULLY BEFORE MAKING YOUR DECISION TO PARTICIPATE IN THE EXCHANGE OFFER.

The date of this prospectus is September 21, 2001

TABLE OF CONTENTS

SUMMARY	4
RISK FACTORS	9
FORWARD-LOOKING STATEMENTS	11
THE COMPANY	12
UTILICORP	12
RECENT DEVELOPMENTS	13
RATIO OF EARNINGS TO FIXED CHARGES	14
USE OF PROCEEDS	14
SELECTED FINANCIAL INFORMATION	15
EXCHANGE OFFER	16
DESCRIPTION OF THE NOTES AND THE GUARANTEE	25
TAX MATTERS	33
PLAN OF DISTRIBUTION	37
LEGAL OPINIONS	37
EXPERTS	37

WHERE YOU CAN FIND MORE INFORMATION

    In connection with the exchange offer, UtiliCorp Canada Finance Corporation and UtiliCorp United Inc. filed with the Securities and Exchange Commission ("SEC") a registration statement under the Securities Act relating to the exchange notes and related guarantee. As permitted by SEC rules, this document omits certain information included in the registration statement. For a complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

    UtiliCorp United Inc. also files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of the materials UtiliCorp United Inc. has filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. The Company does not file such reports with the SEC.

    The SEC allows UtiliCorp United Inc. to "incorporate by reference" the information that it files with them, which means that UtiliCorp United Inc. can disclose important information to you by referring you to other documents. The information incorporated by reference is considered part of this prospectus, and information that UtiliCorp United Inc. files in the future with the SEC will automatically update and supersede this incorporated information. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference:

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  UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 2000;

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  UtiliCorp's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001; and

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  UtiliCorp's Current Reports on Form 8-K filed February 2, 2001 and February 23, 2001.

    The discussion of UtiliCorp's guarantee of the exchange notes herein should be read in conjunction with the audited financial statements that are incorporated by reference. You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

Investor Relations
UtiliCorp United Inc.
20 West Ninth Street
Kansas City, Missouri 64105
Telephone (816) 421-6600

    Additionally, you can get additional information about UtiliCorp on its website, http://www.utilicorp.com. The information on UtiliCorp's website is not intended to constitute part of this prospectus.

    This prospectus is part of a registration statement filed with the SEC. You should rely only on the information contained or incorporated in this prospectus. Neither UtiliCorp nor the Company has authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

SUMMARY

    This summary highlights information contained elsewhere in this prospectus and summarizes the material terms of the exchange offer. This summary may not contain all of the information that may be important to you. You should read the entire prospectus carefully before making an investment decision.

    In this prospectus, unless otherwise indicated, the term "the Company" refers to UtiliCorp Canada Finance Corporation, a Nova Scotia unlimited company, "UtiliCorp" refers to UtiliCorp United Inc., a Delaware corporation, and "we," "our," "us," or similar references mean UtiliCorp United Inc. and its subsidiaries. All references to "EBIT" in this prospectus refer to earnings before interest and taxes. EBIT is presented as an additional measure of our ability to service our debt and to fund expenditures. It is not a measure of operating results, but is derived from our consolidated financial statements. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles, or "GAAP," in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. In addition, EBIT may not be comparable with other companies' EBIT due to different ways of potentially defining EBIT.

Summary of the Terms of the Exchange Offer

The Exchange Offer	The Company is offering to issue the exchange notes in exchange for a like principal amount of outstanding restricted notes. The Company is offering to issue the exchange notes to satisfy its obligations under a registration rights agreement entered into when the restricted notes were sold in transactions pursuant to Rule 144A under the Securities Act. The outstanding restricted notes are subject to transfer restrictions that we believe will not apply to the exchange notes so long as you are acquiring the exchange notes in the ordinary course of your business, you are not participating in a distribution of the exchange notes and you are not an affiliate of ours.

In addition, each broker-dealer that is issued exchange notes for its own account in exchange for restricted notes that were acquired by the broker-dealer as a result of market making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the exchange notes.

However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot be sure that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

Registration Rights Agreement
The Company sold the restricted notes on June 20, 2001. The restricted notes were immediately resold by the initial purchasers in reliance on Rule 144A under the Securities Act. At the same time, the Company and UtiliCorp entered into a registration rights agreement with the initial purchasers requiring the Company and UtiliCorp to make this exchange offer. The registration rights agreement also requires the Company and UtiliCorp to use reasonable efforts to consummate the exchange offer by January 16, 2002. If the Company and UtiliCorp fail to do so, liquidated damages against the Company and UtiliCorp will be assessed.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on October 30, 2001, unless it is extended.
Withdrawal	If you decide to tender your outstanding restricted notes pursuant to the exchange offer, you may withdraw them at any time prior to 5:00 p.m., New York City time, on the expiration date.
Interest on the Exchange Notes and Restricted Notes
Interest on the exchange notes will accrue from June 20, 2001 (or, if interest has been paid on the restricted notes, then from the last interest payment date on which interest was paid on the restricted notes surrendered in exchange). No additional interest will be paid on the restricted notes tendered and accepted for exchange.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which may be waived by the Company and UtiliCorp. See "Exchange Offer—Conditions to Exchange Offer."
Procedures for Tendering Restricted Notes
To tender your outstanding restricted notes you must follow the detailed procedures described under the heading "The Exchange Offer—Procedures for Tendering." If you decide to exchange your restricted notes for exchange notes, you must acknowledge that you do not intend to engage in and have no arrangement with any person to participate in a distribution of the exchange notes.
Exchange Agent	Bank One Trust Company, N.A.
Federal Income Tax Consequences	We believe your exchange of restricted notes for exchange notes pursuant to the exchange offer will not constitute a sale or exchange for federal income tax purposes. See "Tax Matters."

Failure to Exchange Your Restricted Notes and Trading Market
If you fail to tender your outstanding restricted notes for exchange notes in the exchange offer or if you tender your outstanding restricted notes but they are not accepted, your outstanding restricted notes will continue to be subject to transfer restrictions and you will not have any further rights under the registration rights agreement, including any right to require the Company to register your outstanding restricted notes or to pay any additional interest.

There can be no assurance that an active public market for the exchange notes will develop or as to the liquidity of any market that may develop for the exchange notes, the ability of holders to sell the exchange notes, or the price at which holders would be able to sell the exchange notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no public market is anticipated.

Summary of the Terms of the Exchange Notes

Issuer	UtiliCorp Canada Finance Corporation
Guarantor	UtiliCorp United Inc.
Securities Offered	$200,000,000 aggregate principal amount of 7.75% senior notes due June 15, 2011.
Maturity Date	June 15, 2011.
Interest Payment Dates	The exchange notes will pay interest on June 15 and December 15 of each year commencing on December 15, 2001.
Optional Redemption
The Company may redeem all of the exchange notes, in whole or in part, at any time at a price equal to the greater of (i) par value or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date at the Treasury Yield plus 50 basis points, plus in each case, accrued interest to the redemption date, plus any additional amounts payable in respect of any Canadian withholding taxes.
Guarantee
UtiliCorp will fully and unconditionally guarantee the due and punctual payment of the principal of and premium, if any, and interest on any other obligations of the Company under the indenture with respect to the exchange notes when and as the same shall become due and payable, whether at maturity, upon redemption or otherwise. The guarantee provides that in the event of a default in payment of principal or of a premium, if any, or interest on a note, the holder of that note may institute legal proceedings directly against UtiliCorp to enforce the guarantee without first proceeding against the Company.
Ranking
The exchange notes are direct, unsecured and unsubordinated obligations of the Company and will rank equally with other unsecured and unsubordinated obligations of the Company for money borrowed. The guarantee is a direct, unsecured and unsubordinated obligation of UtiliCorp and will rank equally with other unsecured and unsubordinated obligations of UtiliCorp for guarantees of money borrowed.
Events of Default	If an event of default occurs, the principal amount of the exchange notes then outstanding, together with any accrued interest may be declared immediately due and payable.

Form and Denomination
The exchange notes will be issued in fully registered form, in denominations of $1,000 and in integral multiples of $1,000. They will be represented by one or more permanent global securities in bearer form deposited with the trustee, as book-entry depository, for the benefit of The Depository Trust Company. Other than as described in this document, beneficial interests in the exchange notes will be shown on, and transfers of these will be made only through, records maintained in book-entry form by the Depository Trust Company with respect to its participants. Following completion of the exchange offer, upon the request of a participant holding an interest in a global note, the Company will issue a certificated note in exchange for such participant's interest in a global note.
Use of Proceeds	Neither the Company nor UtiliCorp will receive any proceeds from the issuance of the exchange notes.
Fees and Expenses	The Company will bear all expenses related to consummating the exchange offer and complying with the registration rights agreement.

Risk Factors

    See "Risk Factors" beginning on page 9 and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the exchange notes.

RISK FACTORS

    An investment in the exchange notes involves risks. Prior to making an investment decision and participating in the exchange offering, you should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus. The risks and uncertainties described below are not the only ones facing UtiliCorp. Additional risks and uncertainties not presently known or that UtiliCorp currently believes to be immaterial may also adversely affect it.

The earnings and cash dividends UtiliCorp receives from Aquila may decrease in the future.

    On April 27, 2001, UtiliCorp's wholly-owned subsidiary, Aquila, Inc., completed its initial public offering, with approximately 20% of its shares having been sold. UtiliCorp now owns approximately 80% of Aquila's outstanding shares. UtiliCorp has publicly announced its intention to make a tax-free distribution of its remaining Aquila shares to UtiliCorp shareholders within 12 months following the closing of the Aquila offering, subject to, among other factors, (1) the determination by UtiliCorp's board of directors that the transaction is in UtiliCorp's best interests; (2) market conditions generally for UtiliCorp's stock and the stock of Aquila; (3) the receipt of required third party consents; (4) the receipt of required regulatory approvals; and (5) favorable tax and accounting rulings or interpretations.

    If UtiliCorp divests its remaining shares of Aquila through the distribution of its remaining shares to the holders of its common stock, UtiliCorp will have no share in Aquila's earnings. In addition, Aquila has stated that it does not intend to declare or pay any cash dividends in the foreseeable future. Aquila provides a substantial portion of UtiliCorp's consolidated EBIT.

UtiliCorp is exposed to market risk and may incur losses from its marketing and trading operations.

    UtiliCorp routinely enters into financial contracts to position its trading portfolios. These trading portfolios consist of physical and financial gas, electricity, coal, other commodities and interest rate contracts. These contracts take many forms including futures, swaps and options. If the values of these contracts change in a direction or manner that UtiliCorp does not anticipate, it could realize losses from its trading activities. UtiliCorp currently enters into financial contracts to hedge or limit its exposure to trading losses. However, these strategies may not prove effective and UtiliCorp may still incur losses.

    Although UtiliCorp strictly adheres to trading guidelines established by its board of directors and carefully quantifies its market risk using advanced methodologies, you cannot be assured that losses attributable to trading will not be material.

    In its marketing and trading activities, UtiliCorp often extends credit to trading counterparties. While significant credit analysis is performed prior to the extension of any credit, the risk exists that parties with whom UtiliCorp enters into contracts might fail to perform their obligations. While UtiliCorp does not have material direct exposure to the operating utilities in the California market, its customers and trading partners may have exposure to that market.

UtiliCorp may not be able to successfully integrate acquired businesses into its operations.

    UtiliCorp's ability to successfully integrate acquired businesses into its operations will depend on, among other things, (1) the adequacy of implementation plans; (2) the ability to achieve desired operating efficiencies; and (3) regulatory approval of the acquisitions on favorable terms. If UtiliCorp is unable to successfully integrate new businesses into its operations, it could experience increased costs and losses on its investments.

There may be changes in UtiliCorp's regulatory environment that impair its ability to pass through costs to its customers.

    As a result of the energy crisis occurring in California and the recent high natural gas prices in North America, the regulatory environments in which UtiliCorp operates have received an increased amount of public attention. The profitability of UtiliCorp's utility operations is dependent upon its ability to pass through costs related to providing energy to its customers. Although UtiliCorp believes the current regulatory environments applicable to its utility business would permit it to recapture its costs, it is possible that there could be changes in the regulatory environment that would impair its ability to recapture costs historically absorbed by its customers.

No public market for the exchange notes.

    There is no existing market for the restricted notes. The Company cannot assure you that any market will develop, or if any market will be liquid. The institutional purchasers of the restricted notes have advised the Company and UtiliCorp that they presently intend to make a market in the exchange notes; however, they are not obligated to make a market and may discontinue any market-making at any time. Consequently, it may be difficult for holders to sell their exchange notes.

Failure to participate in the exchange offer may have adverse consequences.

    If you do not exchange your restricted notes for exchange notes in accordance with the exchange offer, you will continue to be subject to the restrictions on transfer of your restricted notes. In general, the restricted notes may not be offered or sold, unless:

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  they are registered under the Securities Act and applicable state securities laws; or

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  they are offered or sold in connection with an exemption from the registration requirements of the Securities Act; or

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  they are offered or sold in a transaction that is not subject to the Securities Act.

The Company does not intend to and has not agreed to register restricted notes not tendered in the exchange offer under the Securities Act. To the extent restricted notes are tendered and accepted in the exchange offer, the trading market, if any, for the restricted notes not tendered will be adversely affected.

FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference into this prospectus include certain forward-looking statements. The forward-looking statements reflect our expectations, objectives and goals with respect to future events and financial performance and are based on assumptions and estimates which it believes are reasonable. We generally intend the words "may," "will," "expect," "anticipate," "intend," "believe," "announced," or the negative of these terms, or similar expressions that purport to predict or indicate future events or trends, to identify forward-looking statements. Important factors, that could cause our actual results to differ materially from those suggested by the forward-looking statements include:

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  Weather conditions

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  Financial market conditions, including changes in exchange rates and interest rates

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  Commodity market conditions, including changes in prices of natural gas, natural gas liquids and electricity

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  Future economic and political conditions in UtiliCorp's regional, national and international markets

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  Changing competition, including the deregulation of the U.S. electric utility industry and the entry of new competitors

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  Power supply market conditions, including the ability to develop, construct, finance and operate merchant power plants

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  Development of broadband fiber-optic networks and communications business

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  Adverse changes in applicable laws, regulations or rules in markets in which UtiliCorp operate

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  Results of pending and future rate proceedings

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. Reference should also be made to UtiliCorp's most recently filed quarterly report on Form 10-Q, current reports on Form 8-K, annual report on Form 10-K and press releases. The forward-looking statements contained herein and the documents incorporated by reference in this document are intended to qualify for the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934.

THE COMPANY

    The Company was formed as an unlimited company under the Companies Act (Nova Scotia) on May 17, 1999. The Company is a wholly owned finance subsidiary of UtiliCorp with its principal office located at 2500-140, 4th Avenue SW, Calgary, Alberta T2P 3N3, and its telephone number is (403) 514-4000. The Company is a holding company whose only business is to access bank and capital markets on behalf of the Canadian subsidiaries of UtiliCorp and to perform treasury operations for UtiliCorp companies. Otherwise, it conducts no independent business, owns no properties and has no employees.

UTILICORP

    UtiliCorp (NYSE: UCU) is a multinational energy and energy solutions provider headquartered in Kansas City, Missouri. UtiliCorp began as Missouri Public Service Company in 1917 and reincorporated in Delaware as UtiliCorp United Inc. in 1985. UtiliCorp's objective is to be a leading multinational energy solutions provider. In pursuing this objective, it strives to be a premier manager of energy assets and a leading energy merchant and services provider in the markets in which it competes. UtiliCorp operates regulated and merchant businesses on three continents, and its business is organized into three groups consisting of Networks, Energy Merchant and Services.

Networks

    UtiliCorp's Networks segment includes its domestic and international regulated electric and gas operations. In the United States, UtiliCorp provides gas and/or electricity to approximately 1.3 million customers in seven Midwestern states. Internationally, UtiliCorp owns interests in Australian and New Zealand electric and natural gas networks serving approximately 2.2 million customers, and UtiliCorp indirectly provides electric distribution services to approximately 500,000 customers in Canada.

Energy Merchant

    UtiliCorp's Energy Merchant segment includes its 80% owned subsidiary, Aquila, Inc. (NYSE: ILA), which markets and trades wholesale natural gas, electricity and other commodities, and offers a wide range of energy-related financial and risk management products and services in North America and Western Europe. Aquila also owns, operates, and contractually controls electric power generation assets, natural gas gathering, transportation, processing and storage assets, and a coal blending, storage and handling facility.

Services

    UtiliCorp's Services segment includes its 35% interest in Quanta Services Inc. (NYSE: PWR), which provides specialized contracting services to utilities, telecommunications and cable television companies and government agencies, including UtiliCorp's domestic broadband communications businesses.

    UtiliCorp's sales for the year ended December 31, 2000 grew to $29.0 billion, a 56% increase over 1999 sales of $18.6 billion. UtiliCorp's earning increased 29% over the same period, from $160.5 million to $206.8 million. At December 31, 2000, UtiliCorp had $14.1 billion in assets.

    UtiliCorp's sales for the three-month period ended June 30, 2001 grew to $10.4 billion, an 81% increase over sales in the same period of 2000 of $5.8 billion. UtiliCorp's earnings increased 389% over the same period, from $29.3 million to $143.2 million. At June 30, 2001, UtiliCorp had $13.2 billion in assets.

    UtiliCorp's principal office is located at 20 West Ninth Street, Kansas City, Missouri 64105 and its telephone number is (816) 421-6600.

RECENT DEVELOPMENTS

Equity Offerings

    An initial public offering of 19,975,000 Class A Aquila, Inc. common shares, including an over allotment of 2,475,000 shares, closed on April 27, 2001. The offering raised approximately $450 million in net proceeds. Of the 19,975,000 shares, 14,225,000 were sold by Aquila and 5,750,000 were sold by UtiliCorp. UtiliCorp now owns approximately 80% of Aquila's outstanding shares, and it has publicly announced its intention (subject to market conditions, internal and external approvals, and an acceptable IRS ruling, among other factors) to make a tax-free distribution of its remaining Aquila shares to UtiliCorp shareholders within 12 months following the closing of the Aquila offering.

    On March 9, 2001, UtiliCorp sold 11,500,000 shares of its common stock, including an over allotment of 1,500,000 shares, to the public, which raised approximately $332 million in net proceeds.

Senior Note Offering

    On February 2, 2001, UtiliCorp issued $250 million of 7.95% senior notes due February 1, 2011.

Sale of Interest in UnitedNetworks Limited

    On April 9, 2001, a New Zealand subsidiary of UtiliCorp sold shares of UnitedNetworks Limited to institutional investors in New Zealand and the United States. This sale reduced UtiliCorp's effective interest in UnitedNetworks to approximately 55.5%. Net proceeds from the sale totaled $41 million. The sale is expected to improve the liquidity of UnitedNetworks Limited stock by increasing the number of shares available for public trading.

Sale of West Kootenay Generation Business

    On March 26, 2001, UtiliCorp announced that it had filed an application with the British Columbia Utilities Commission for approval to sell UtiliCorp's West Kootenay generation business to Columbia Power Corporation and the Columbia Basin Trust for approximately $77 million. Additionally, UtiliCorp would enter into a long-term power purchase agreement with the new owners. The transaction is subject to regulatory approval and acceptable financing arrangements.

Sale of Pipeline Operations

    On February 1, 2001, UtiliCorp entered into an agreement to sell its wholly owned subsidiary, UtiliCorp Pipeline Systems, for our book value of approximately $63 million to Gateway Pipeline Company, Inc. The transaction is subject to regulatory approval.

RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed changes for each of the periods indicated below is as follows:

Twelve Months Ended June 30,	Years Ended December 31,
2001	2000	1999	1998	1997	1996
3.20	2.05	2.03	2.01	2.29	1.79

    The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, earnings consist of income before provisions for income taxes and fixed charges less undistributed earnings in equity investments. For this purpose, fixed charges consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

USE OF PROCEEDS

    This exchange offer is intended to satisfy our obligations under the registration rights agreement dated as of June 13, 2001 by and among the Company, UtiliCorp and Credit Suisse First Boston Corporation, as representative of the several purchasers. We will not receive any cash proceeds from the issuance of the exchange notes. As consideration for the exchange notes, the Company will receive in exchange an equivalent principal amount of outstanding restricted notes, the terms of which are substantially identical to the terms of the exchange notes, except that the exchange notes will be freely transferable and issued free of any covenants regarding exchange and registration rights. The net proceeds realized from the sale of the restricted notes were used to retire outstanding long-term indebtedness with interest rates ranging from 8% to 9%.

SELECTED FINANCIAL INFORMATION

    You should read the following tables in conjunction with the consolidated financial statements and notes incorporated by reference into this prospectus and in conjunction with the "Recent Developments" section. The annual financial information below is derived from our audited consolidated financial statements, which were audited by Arthur Andersen, LLP.

	Years Ended December 31,					Six Months Ended June 30,
	1996	1997	1998	1999	2000	2000	2001
	(In millions except per share amounts)
Income Statement Data
Sales	$4,332.3	$8,926.3	$12,563.4	$18,621.5	$28,974.9	$10,370.0	$22,421.4
Earnings before interest and taxes	326.2	359.1	351.4	414.0	540.0	235.9	525.4
Net income	105.8	122.1	132.2	160.5	206.8	83.7	216.6
Earnings available for common shares	103.7	121.8	132.2	160.5	206.8	83.7	216.6
Basic earnings per common share	1.46	1.51	1.65	1.75	2.22	0.90	1.99
Diluted earnings per common share	1.46	1.51	1.63	1.75	2.21	0.90	1.93
Cash dividends per common share	1.17	1.17	1.20	1.20	1.20	0.60	0.60
	As of December 31,					As of June 30,
	1996	1997	1998	1999	2000	2000	2001
	(In millions except per share amounts)
Balance Sheet Data
Total assets	$4,739.8	$5,113.5	$6,130.9	$7,538.6	$14,115.6	$8,762.8	$13,213.3
Short-term debt (including current maturity)	277.7	263.4	484.4	291.7	552.7	367.9	395.7
Long-term debt	1,470.7	1,358.6	1,376.6	2,202.3	2,345.9	1,832.5	2,234.1
Company-obligated preferred securities	125.0	100.0	100.0	350.0	450.0	450.0	350.0
Common shareholders' equity	1,158.0	1,163.6	1,446.3	1,525.4	1,799.6	1,517.8	2,586.7
Book value per common share	14.50	14.43	15.83	16.34	17.94	16.38	22.45

EXCHANGE OFFER

Reason for the Exchange Offer

    The Company sold the restricted notes on June 20, 2001 to Credit Suisse First Boston Corporation, TD Securities (USA) Inc., BMO Nesbitt Burns Corp., and RBC Dominion Securities Corporation (the "Purchasers"). The Purchasers subsequently resold the restricted notes to qualified institutional buyers ("QIBs") in accordance with the provisions of Rule 144A under the Securities Act.

    In connection with the offering of the restricted notes, the Company, UtiliCorp and the Purchasers entered into a registration rights agreement dated June 13, 2001, in which the Company and UtiliCorp agreed, among other things:

  (1)
  within 90 days after the original issue date of the restricted notes, to file with the SEC a registration statement with respect to a registered offer to exchange the restricted notes for the exchange notes, the exchange notes having terms substantially identical in all material respects to the restricted notes (except that the exchange notes will not contain terms with respect to transfer restrictions);

  (2)
  to use their reasonable efforts to cause the exchange offer registration statement declared effective under the Securities Act within 210 days after the original issuance date of the restricted notes;

  (3)
  promptly following the date of effectiveness of the exchange offer registration statement (the "Effective Date") to offer the exchange notes in exchange for surrender of the restricted notes; and

  (4)
  to keep the exchange offer open for not less than 30 days (or longer, if required by applicable law) after the date notice of the exchange offer is mailed to the holder of the restricted notes.

    The Company and UtiliCorp also agreed, under certain circumstances to:

  (1)
  promptly (but in no event more than 60 days after the occurrence of certain triggering events explained in the offering circular for the restricted notes) file a shelf registration statement covering re-sales of the restricted notes or the exchange notes, as the case may be;

  (2)
  use their reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 140th day following the date upon which a triggering event occurs; and

  (3)
  use their reasonable efforts to keep the shelf registration statement effective until the earliest of (A) the time when the restricted or exchange notes covered by the shelf registration statement are no longer restricted securities (as defined in Rule 144 under the Securities Act, or any successor rule thereof) and (B) the date on which all restricted or exchange notes registered thereunder are disposed of in accordance therewith.

    The exchange offer being made by this document is intended to satisfy our obligations under the registration rights agreement. If such obligations fail to be fulfilled, holders of outstanding restricted notes are entitled to receive an amount equal to $.05 per week per $1,000 in principal amount of restricted notes held by such holder for each week or portion of a week that the registration default continues for the first 90-day period immediately following the occurrence of such default. The amount of the liquidated damages will increase by an additional $.05 per week per $1,000 in principal amount of restricted notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages of $.25 per week per $1,000 in principal amount of restricted notes.

    We will not be required to pay liquidated damages for more than one registration default at any given time.

    If applicable, liquidated damages will be paid by the Company or its paying agent to the holders of the restricted notes or the exchange notes, as the case may be, on each interest payment date. No liquidated damages will be payable for any week beginning after all registration defaults have been cured.

    For a more complete understanding of your exchange and registration rights, please refer to the registration rights agreement, which is included as an exhibit to the registration statement relating to the exchange notes.

Terms of the Exchange Offer

    The restricted notes were issued in a single series of 7.75% senior notes due June 15, 2011. As of the date of this document, $200,000,000 aggregate principal amount of the 7.75% senior notes are outstanding.

    Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the Company will accept any and all restricted notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on October 30, 2001, the date the exchange offer expires. This date and time may be extended. See "Expiration Date; Extensions; Amendments" below. After authentication of the exchange notes by the trustee under the indenture governing the notes or an authenticating agent, the Company will issue and deliver $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding restricted notes accepted in the exchange offer. Holders may tender some or all of their restricted notes pursuant to the exchange offer in denominations of $1,000 and integral multiples thereof.

    The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding restricted notes, except that:

  •
  the offering of the exchange notes has been registered under the Securities Act;

  •
  the exchange notes will not be subject to transfer restrictions; and

  •
  the exchange notes will be issued free of any covenants regarding exchange and registration rights.

    The exchange notes will be issued under and entitled to the benefits of the indenture that governs the restricted notes.

    In connection with the issuance of the restricted notes, the Company arranged for the restricted notes to be issued and transferable in book-entry form through the facilities of DTC. The exchange notes will also be issuable and transferable in book-entry form through DTC. Following completion of the exchange offer, upon the request of a participant holding an interest in a global note, the Company will issue a certificated note in exchange for such participant's interest in a global note.

    This document, together with the accompanying letter of transmittal, is initially being sent to all registered holders of restricted notes as of the close of business on September 24, 2001. The exchange offer for restricted notes is not conditioned upon any minimum aggregate principal amount being tendered. However, the exchange offer is subject to certain customary conditions that may be waived by the Company, and to the terms and provisions of the registration rights agreement. See "Conditions to the Exchange Offer" below.

    The exchange agent is Bank One Trust Company, N.A. We will be deemed to have accepted validly tendered restricted notes when given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent of the tendering holders for the purpose of receiving exchange notes from the Company and as agent of the Company for the purpose of delivering exchange notes to such holders. See "Exchange Agent" below.

    If any tendered restricted notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events described in this prospectus, certificates for any such unaccepted restricted notes will be returned (if in certificated form) or credited to an account maintained with DTC (at the Company's cost) to the tendering holder as promptly as practicable after the expiration of the exchange offer.

    Holders who tender restricted notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of restricted notes pursuant to the exchange offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "Solicitation of Tenders, Fees and Expenses" below.

Expiration Date; Extensions; Amendments

    The exchange offer will expire at 5:00 p.m., New York City time, on October 30, 2001 unless the Company, in its sole discretion, extends it. The Company may extend the exchange offer at any time by giving oral or written notice to the exchange agent by 9:00 a.m. on the day after the expiration date and by timely public announcement.

    The Company reserves the right, in its sole discretion, to amend the terms of the exchange offer in any manner. If any of the conditions set forth below under "Conditions to the Exchange Offer" has occurred and has not been waived by the Company, the Company expressly reserves the right, in its sole discretion, by giving oral or written notice to the exchange agent, to (a) delay acceptance of, or refuse to accept, any restricted notes not previously accepted, (b) extend the exchange offer, or (c) terminate the exchange offer.

    Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice given by the Company to the registered holders of the restricted notes. If the exchange offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of such amendment, and the Company will extend the exchange offer to the extent required by law. If the exchange offer is terminated, federal law requires that the Company promptly either exchange or return all restricted notes that have been tendered.

    The Company will have no obligation to publish, advise, or otherwise communicate any delay in acceptance, extension, termination or amendment of the exchange offer other than by making a timely press release. The Company may also publicly communicate these matters in any other appropriate manner of its choosing.

Procedures for Tendering

    Only a DTC participant listed on a DTC securities position listing with respect to the restricted notes may tender its restricted notes in the exchange offer. To tender restricted notes in the exchange offer, holders of restricted notes that are DTC participants may follow the procedures for book-entry transfer as provided for below under "Book-Entry Transfer" and in the letter of transmittal.

    To be effective, a tender must be made prior to the expiration of the exchange offer.

    Any beneficial owner whose restricted notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender restricted notes in the exchange offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. Delivery of documents to DTC in accordance with their respective procedures will not constitute delivery to the exchange agent.

    The tender by a holder of restricted notes will constitute an agreement between such holder, the Company and the exchange agent in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal. If less than all the restricted notes held by a holder of restricted notes are tendered, a tendering holder should fill in the amount of restricted notes being tendered in the specified box on the letter of transmittal. The entire amount of restricted notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

    The letter of transmittal includes representations by the tendering holder to the Company that, among other things:

  (1)
  any exchange notes received by the tendering holder will be acquired in the ordinary course of its business;

  (2)
  the tendering holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  (3)
  the tendering holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of ours, or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

    A letter of transmittal of a broker-dealer that receives exchange notes for its own account in exchange for restricted notes that were acquired by it as a result of market-making or other trading activities must also include an acknowledgment that the broker-dealer will deliver a copy of this prospectus in connection with the resale of such exchange notes. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

    The method of delivery of restricted notes and letters of transmittal and all other required documents or transmittal of an Agent's Message, as described below under "Book-Entry Transfer," to the exchange agent is at the election and risk of the holders of restricted notes. Instead of delivery by mail, it is recommended that holders of restricted notes use an overnight or hand delivery service. In all cases, sufficient time should be allowed to ensure delivery to the exchange agent prior to the expiration of the exchange offer. No letters of transmittal should be sent to the Company or UtiliCorp.

    Signatures on a letter of transmittal or a notice of withdrawal described in "Withdrawal of Tenders" below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"), unless the corresponding restricted notes are tendered (a) by a registered holder who has not completed the box entitled "Special Registration Instructions" or the box entitled "Special Delivery Instructions" in the letter of transmittal, or (b) for the account of an Eligible Institution.

    If a letter of transmittal is signed by a person other than the registered holder, the corresponding restricted notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the restricted notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the restricted notes. If a letter of transmittal or any restricted notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, submit evidence satisfactory to the Company of their authority to so act with such letter of transmittal.

    All questions as to the validity, form, eligibility, acceptance and withdrawal of the tendered restricted notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject restricted notes not properly tendered or any restricted notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular restricted notes. The Company's interpretation of the terms and conditions of the exchange offer, including the instructions in the letters of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of restricted notes must be cured within such time as the Company shall determine.

    Although the Company intends to notify tendering holders of defects or irregularities with respect to tenders of restricted notes, neither the Company, UtiliCorp, the exchange agent nor any other person will be under any duty or obligation to do so, and no person will incur any liability for failure to give such notification. Restricted notes will not be validly tendered until such irregularities have been cured or waived. Any restricted notes received by the exchange agent that the Company determines are not properly tendered or the tender of which is otherwise rejected by the Company will be returned by the exchange agent to the tendering holder or other person specified in the appropriate letter of transmittal as soon as practicable following the expiration of the exchange offer.

    The Company reserves the right in its sole discretion:

  (1)
  to purchase or make offers for any restricted notes that remain outstanding subsequent to the expiration of the exchange offer;

  (2)
  to terminate the exchange offer, as set forth in "Conditions to the Exchange Offer" below; and

  (3)
  to the extent permitted by applicable law, to purchase restricted notes during the pendency of the exchange offer in the open market, in privately negotiated transactions or otherwise.

    The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-entry Transfer

    The exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the restricted notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC's system may make book-entry delivery of restricted notes by causing DTC to transfer such restricted notes into the Exchange Agent's DTC account in accordance with DTC's Automated Tender Offer Program procedures for such transfer. The exchange for tendered restricted notes will only be made after a timely confirmation of a book-entry transfer of the restricted notes into the exchange agent's account, and timely receipt by the exchange agent of an Agent's Message.

    The term "Agent's Message" means a message transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant tendering restricted notes and that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and the Company may enforce such agreement against the participant. Delivery of an Agent's Message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the appropriate letter of transmittal and described on page 19 above are true and correct.

Guaranteed Delivery Procedures

    Holders who wish to tender their restricted notes and (a) whose restricted notes are not immediately available, (b) who cannot deliver their restricted notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration of the exchange offer, or (c) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

  (1)
  the tender is made through an Eligible Institution;

  (2)
  prior to the expiration of the exchange offer, the exchange agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmittal, mail or hand delivery; and

  (3)
  certificate(s) representing all tendered restricted notes in proper form for transfer, together with a properly completed and executed letter of transmittal, or a facsimile thereof and all other documents required by the letter of transmittal, or confirmation of a book-entry transfer into the exchange agent's account at DTC of restricted notes delivered electronically, are received by the exchange agent within three business days after the expiration of the exchange offer.

    A Notice of Guaranteed Delivery must state:

  (1)
  the name and address of the holder;

  (2)
  if the restricted notes will be tendered by their registered holder, the certificate number or numbers of such restricted notes;

  (3)
  the principal amount of such restricted notes tendered;

  (4)
  that the tender is being made thereby; and

  (5)
  that the holder guarantees that, within three business days after the expiration of the exchange offer, a letter of transmittal or facsimile thereof, together with the certificate(s) representing the restricted notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal, or confirmation of a book-entry transfer into the exchange agent's account at DTC of restricted notes delivered electronically, will be deposited by the Eligible Institution with the exchange agent.

    Forms of the Notice of Guaranteed Delivery will be available from the exchange agent upon request.

Withdrawal of Tenders

    Except as otherwise provided herein, tenders of restricted notes may be withdrawn at any time prior to the expiration of the exchange offer by delivery of a written or facsimile transmission notice of withdrawal to the exchange agent at its address set forth in this document.

    Any such notice of withdrawal must:

  (1)
  specify the name of the person having deposited the restricted notes to be withdrawn;

  (2)
  identify the restricted notes to be withdrawn, including the certificate number or number and principal amount of such restricted notes or, in the case of restricted notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  (3)
  be signed by the depositor of the restricted notes in the same manner as the original signature on the letter of transmittal by which such restricted notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the registrar to register the transfer of such restricted notes into the name of the party withdrawing the tender or, in the case of restricted notes transferred by book-entry transfer, be transmitted by DTC and received by the exchange agent in the same manner as the Agent's Message transferring the notes; and

  (4)
  specify the name in which any such restricted notes are to be registered, if different from that of the depositor of the restricted notes.

    All questions as to the validity, form and eligibility of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any restricted notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect thereto unless the restricted notes so withdrawn are validly re-tendered. Any restricted notes that have been tendered but are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn restricted notes may be re-tendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the expiration of the exchange offer.

Conditions to the Exchange Offer

    The Company will not be required to accept for exchange, or to exchange notes for, any restricted notes, and may terminate or amend the exchange offer before the acceptance of such restricted notes if, in the Company's judgment, any of the following conditions has occurred:

  (1)
  the exchange offer, or the making of any exchange by a holder of restricted notes, violates applicable law or the applicable interpretations of the SEC staff;

  (2)
  any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer; or

  (3)
  there has been adopted or enacted any law, statute, rule or regulation that can reasonably be expected to impair the ability of the Company to proceed with the exchange offer.

    See "Expiration Date; Extensions; Amendments" above for a discussion of possible Company actions if any of the foregoing conditions occur.

    The foregoing conditions are for the sole benefit of the Company. They may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any restricted notes tendered, and no exchange notes will be issued in exchange for those restricted notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

    Bank One Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Requests for assistance and requests for additional copies of this document or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail or Overnight Courier:	By Hand Delivery:	By Facsimile Transmission:
1 Bank One Plaza Mail Code 1L1-0134 Chicago, Illinois 60670-0134 Attention: Exchanges Floor Global Corporate Trust Services	One North State Street, 9th Floor Chicago, Illinois 6062 Attention: Exchanges or 14 Wall Street, 8th Floor New York, New York 10005 Attention: Exchanges	(312) 407-8853 For Information or Confirmation by Telephone: (800) 524-9472

Solicitation of Tenders; Fees and Expenses

    The principal solicitation pursuant to the exchange offer is being made by the Company by mail and through the facilities of DTC. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person or by telegraph, telephone, facsimile transmission, electronic communication or similar methods.

    The Company has not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. The Company will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses incurred in connection with the exchange offer and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this document, the letter of transmittal and related documents to the beneficial owners of the restricted notes and in handling or forwarding tenders for exchange.

    The Company will pay all expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees, including the expense of one counsel for the holders of the restricted notes, and printing costs.

    The Company will pay any transfer taxes applicable to the exchange of restricted notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of restricted notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder thereof or any other person, will be payable by the tendering holder.

Accounting Treatment

    The exchange notes will be recorded at the same carrying value as the restricted notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company as a result of the consummation of the exchange offer. The expense of the exchange offer will be amortized by the Company over the term of the exchange notes.

Transferability of the Exchange Notes

    Based on certain no-action letters issued by the staff of the SEC to others in unrelated transactions, we believe that a noteholder may offer for resale, resell or otherwise transfer any exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the noteholder is:

  (1)
  acquiring the exchange notes other than in the ordinary course of business;

  (2)
  participating, intends to participate or has an arrangement or understanding with any person to participate, in a distribution of the exchange notes;

  (3)
  an "affiliate" of ours, as defined in Rule 405 under the Securities Act; or

  (4)
  a Purchaser who acquired restricted notes from the Company in the initial offering to resell pursuant to Rule 144A or any other available exemption under the Securities Act.

    In any of the foregoing circumstances, a noteholder (a) will not be able to rely on the interpretations of the staff of the SEC, in connection with any offer for resale, resale or other transfer of exchange notes and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, or have an exemption available, in connection with any offer for resale, resale or other transfer of the exchange notes.

    The Company is not making this exchange offer to, nor will it accept surrenders of restricted notes from, holders of restricted notes in any state in which this exchange offer would not comply with the applicable securities laws or "blue sky" laws of such state.

    Each broker-dealer that receives exchange notes for its own account in exchange for restricted notes, when such restricted notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution" on page 37.

Clearing of the Notes

    Upon consummation of the exchange offer, the exchange notes will have a different CUSIP number from those under which the restricted notes have traded (and, to the extent not tendered, will continue to trade).

Consequences of a Failure to Exchange Restricted Notes

    Following consummation of the exchange offer, assuming the Company has accepted for exchange all validly tendered restricted notes, the Company will have fulfilled its exchange and registration obligations under the registration rights agreement. All untendered restricted notes outstanding after consummation of the exchange offer will continue to be valid and enforceable debt obligations of the Company, fully and unconditionally guaranteed by UtiliCorp, subject to the restrictions on transfer set forth in the indenture governing the notes. Holders of restricted notes will only be able to offer for sale, sell or otherwise transfer untendered restricted notes as follows:

  (1)
  to the Company, although the Company has no obligation to purchase untendered restricted notes except if they are called for redemption in accordance with the provisions of the indenture governing the notes;

  (2)
  pursuant to a registration statement that has been declared effective under the Securities Act, although the Company will have no obligation, and does not intend, to file any such registration statement;

  (3)
  for so long as the restricted notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person reasonably believed to be a QIB within the meaning of Rule 144A, that purchases for its own account or for the account of a QIB to whom notice is given that the transfer is being made in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A; or

  (4)
  pursuant to any other available exemption from the registration requirements of the Securities Act.

    To the extent that restricted notes are tendered and accepted in the exchange offer, the liquidity of the trading market for untendered restricted notes could be adversely affected.

DESCRIPTION OF THE NOTES AND THE GUARANTEE

    The restricted notes, together with their related guarantee by UtiliCorp were issued and the exchange notes together with their related guarantee by UtiliCorp will be issued as separate series of securities under the Indenture, dated as of June 20, 2001, as supplemented by the First Supplemental Indenture, dated as of June 20, 2001, in each case among the Company, UtiliCorp and Bank One Trust Company, N.A. as the trustee. The following description is subject to the detailed provisions of the indenture, a copy of which can be obtained upon request from UtiliCorp. See "Availability of Information; Incorporation of Certain Documents by Reference." As used in this description, the term "notes" refers to and includes the restricted notes and the exchange notes.

    The indenture is subject to, and governed by, the United States Trust Indenture Act of 1939. The statements made in this section relating to the indenture, the notes and UtiliCorp's guarantee are summaries, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture, the notes and UtiliCorp's guarantee. For a full description of the terms of the notes and their guarantee, noteholders should refer to the indenture as supplemented by the supplemental indenture.

General

    The notes will be unsecured obligations of the Company and will rank equal in right of payment with all of the Company's other unsecured and unsubordinated indebtedness. Purchases of the notes or beneficial interests therein may be made in denominations of $1,000 or any integral multiples of $1,000. The notes will mature on June 15, 2011, and will bear interest from June 20, 2001. Interest shall be payable semi-annually on June 15 and December 15 of each year, commencing December 15, 2001. If an interest payment date falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. The period commencing on an interest payment date and ending on the day preceding the next succeeding interest payment date is called an "interest period", with the exception that the first interest period shall begin on June 20, 2001 and extend through December 14, 2001, the day preceding the first interest payment date (or, if interest has been paid on the restricted notes, then from the last interest payment date on which interest was paid on the restricted notes surrendered in exchange). Interest will be paid to the persons in whose names the notes are registered at the close of business on the 15th calendar day next preceding each semi-annual interest payment date, referred to as the "regular record date."

Guarantee

    The Company is a wholly owned finance subsidiary of UtiliCorp. UtiliCorp has fully and unconditionally guaranteed the due and punctual payment of the principal of and interest on the notes and any other obligations of the Company under the indenture when and as they become due and payable, whether at maturity, upon redemption, by acceleration or otherwise. UtiliCorp's guarantee is unsecured and is an unsubordinated obligation of UtiliCorp, ranking equally with all of its other unsecured and unsubordinated obligations. The guarantee provides that, in the event of a default in payment on a note, the holder of the note may institute legal proceedings directly against UtiliCorp to enforce the guarantee without first proceeding against the Company.

Interest on the Exchange Notes

    Interest on the exchange notes will accrue from June 20, 2001 (or, if interest has been paid on the restricted notes, then from the last interest payment date on which interest was paid on the restricted notes surrendered in exchange). The exchange notes will bear interest at a rate of 7.75% per annum. Interest on the exchange notes will be payable on June 15 and December 15 of each year. Assuming that the exchange offer is consummated prior to December 15, 2001, as anticipated, interest on the exchange notes will first become payable beginning on December 15, 2001.

Redemption

    The Company may redeem the notes at any time, in whole or in part, at a redemption price equal to the greater of (1) the par value or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below), plus 50 basis points, plus accrued interest, plus any Additional Amounts (as defined below).

    "Treasury Yield" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

    "Comparable Treasury Issue" means the United States Treasury Security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

    "Comparable Treasury Price" means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (B) if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the Quotations.

    "Independent Investment Banker" means Credit Suisse First Boston Corporation or TD Securities (USA) Inc. or their successors or, if Credit Suisse First Boston Corporation or TD Securities (USA) Inc. or their successors are unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by the trustee after consultation with the Company.

    "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

    "Reference Treasury Dealer" means (1) Credit Suisse First Boston Corporation, TD Securities (USA) Inc. and any other primary U.S. Government Securities dealer in New York City (a "Primary Treasury Dealer") designated by, and not affiliated with Credit Suisse First Boston or TD Securities (USA) Inc. and their respective successors, provided, however, that if Credit Suisse First Boston Corporation or TD Securities (USA) Inc. or any of their designees ceases to be a Primary Treasury Dealer, the Company will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by the Company.

    If the Company elects to redeem less than all of the notes, then the particular interest to be redeemed will be selected by such method as the trustee shall deem fair and appropriate.

Payment of Additional Amounts

    Unless otherwise required by Canadian law, neither the Company nor UtiliCorp will deduct or withhold from payments made with respect to the notes and the guarantee on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any political subdivisions or taxing authorities in Canada having the power to tax (a "Taxing Authority," and such taxes, "Taxes"). In the event that either the Company or UtiliCorp is required to withhold or deduct on account of any Taxes from any payment made under or with respect to the notes or the guarantee, as the case may be, the Company or UtiliCorp, as the case may be, will pay such additional amounts so that the net amount received by each holder of notes, including those additional amounts, will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted. The amounts that the Company or UtiliCorp are required to pay to preserve the net amount receivable by the holders of notes are referred to as "Additional Amounts."

    Additional Amounts will not be payable with respect to a payment made to a holder of notes to the extent:

  (1)
  that any such Taxes would not have been so imposed but for the existence of any present or former connection between such holder and the relevant Taxing Authority imposing such Taxes, other than the mere receipt of such payment, acquisition, ownership or disposition of such notes or the exercise or enforcement of rights under such notes, the guarantee or the indenture;

  (2)
  of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to such notes, except as otherwise provided in the indenture;

  (3)
  that any such Taxes would not have been imposed but for the presentation of such notes, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to Additional Amounts had the notes been presented for payment on any date during such 30-day period; or

  (4)
  that such holder would not be liable or subject to such withholding or deduction of Taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if:

  •
  the making of such declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant Taxing Authority as a precondition to an exemption from, or reduction in, the relevant Taxes; and

    •
    at least 60 days prior to the first payment date with respect to which the Company or UtiliCorp shall apply this clause 4, the Company or UtiliCorp shall have notified all holders of notes in writing that they shall be required to provide such declaration or claim.

    Each of the Company and UtiliCorp, as applicable, will also:

  •
  withhold or deduct the Taxes as required;

  •
  remit the full amount of Taxes deducted or withheld to the relevant Taxing Authority in accordance with all applicable laws;

  •
  use its reasonable efforts to obtain from each relevant Taxing Authority imposing such Taxes certified copies of tax receipts evidencing the payment of any Taxes deducted or withheld; and

  •
  upon request, make available to the holders of notes, within 60 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or UtiliCorp if, notwithstanding the Company's or UtiliCorp's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments.

    In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Canada or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of any notes or guarantee.

Sinking Fund

    There is no provision for a sinking fund applicable to the notes.

Payment and Paying Agents

    Interest on each note on each interest payment date will be paid to the person in whose name such note is registered as of the close of business on the regular record date relating to such interest payment date.

    The principal of and interest on, the notes at maturity will be payable upon presentation of the notes at the corporate trust office of Bank One Trust Company N.A. as paying agent for the Company. The Company may change the place of payment on the notes, may appoint one or more additional paying agents (including the Company) and may remove any paying agent, all at its discretion.

Limitation On Issuance Of Mortgage Bonds

    UtiliCorp has agreed not to issue any mortgage bonds under its General Mortgage Indenture and Deed of Trust, dated as of September 15, 1988, between UtiliCorp and Commerce Bank of Kansas City, N.A., as trustee, under the Indenture of Mortgage and Deed of Trust, dated as of April 1, 1946, as amended and supplemented, between UtiliCorp, as successor to St. Joseph Light & Power Company, and The Bank of New York, as trustee, or under the indenture governing the notes offered hereby, without directly securing the notes offered hereby equally and ratably with such mortgage bonds and all other obligations and indebtedness secured under the relevant indenture. As of August 31, 2001, UtiliCorp had mortgage bonds outstanding in the amount of approximately $30.5 million.

Events Of Default

    With respect to notes issued under the indenture, the indenture defines an event of default as:

  •
  a default in the payment of principal of, or premium, if any, on any note when due;

  •
  a default in the payment of any interest on any note for 30 days;

  •
  the failure of the Company or UtiliCorp to perform any other of the covenants or warranties in the indenture for 60 days after either receives notice of its failure (other than a covenant or warranty included in the indenture solely for the benefit of a series of notes other than that particular series);

  •
  an assertion by the Company or UtiliCorp in writing that any guarantee by UtiliCorp of any securities issued under the indenture is not enforceable or if any guarantee becomes unenforceable;

  •
  a default by the Company or UtiliCorp under any indebtedness for money either company has borrowed resulting in indebtedness in an aggregate principal amount exceeding $10,000,000 becoming due prior to maturity, if the acceleration of that indebtedness is not rescinded within 30 days after notice of such default;

  •
  certain events of bankruptcy, insolvency or reorganization of the Company or UtiliCorp; and

  •
  any other event of default provided with respect to notes of that series. (Section 501)

    If any event of default with respect to any series of notes at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the notes may, by notice, declare the principal amount of all notes of that series to be due and payable immediately. Upon certain conditions the holders of a majority in principal amount of the outstanding notes of that series on behalf of the holders of all notes of that series may annul that declaration. A declaration may not, however, be annulled if any amount due under the indenture has not been paid or deposited with the trustee, or if the default giving rise to the declaration has not been cured or waived or if such default is a default in payment of principal of, or premium or interest, if any, on the notes. (Section 502 and 513)

    The indenture states that the trustee will give notice to the holders of any series of notes of a known default if that default is uncured or not waived. The trustee may decide to withhold a notice of default if it determines in good faith that withholding of the notice is in the interest of the holders of the notes unless the default is in the payment of principal of (or premium, if any) or interest, if any, on any note. The trustee may not give notice of default until 30 days after the occurrence of a default in the performance of a covenant in the indenture other than for the payment of the principal of (or premium, if any) or interest, if any, or the deposit of any sinking fund installment. (Section 602)

    The indenture states that the holders of a majority in principal amount of outstanding notes of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee; provided that such direction is not contrary to law or the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care, to be indemnified by the holders of a series of outstanding notes before proceeding to exercise any right or power under the indenture at the request of such holders. (Section 512 and 603)

    The indenture requires the Company to file with the trustee an annual certificate stating that no default exists or identifying any existing default.

Defeasance

    If the Company or UtiliCorp deposits with the trustee money, U.S. government obligations, or a combination of both, sufficient to pay all the principal of and interest on the notes on the date those payments are due in accordance with the terms of the notes to and including a redemption date which the Company irrevocably designates for redemption of the notes:

  •
  91 days after such deposit, the Company and UtiliCorp will be discharged from all obligations with respect to the notes (except for certain obligations including registering the transfer or exchange of the notes, replacing stolen, lost or mutilated notes, maintaining paying agencies and holding monies for payment in trust); (Section 403) or

  •
  the Company need not comply with certain restrictive covenants of the indenture. (Section 1008)

    To exercise this option, the Company must meet certain conditions, including delivering to the trustee an opinion of counsel stating that the deposit and related defeasance will not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes and, in the case of a discharge of obligations, for Canadian income tax purposes.

Modification Of The Indenture

    The Company, UtiliCorp and the trustee may add provisions to or change or eliminate any of the provisions of the indenture if holders of at least a majority in principal amount of each affected series of notes, voting as a class, consent; provided, however, neither the Company, UtiliCorp nor the trustee can modify the indenture without unanimous noteholder consent to:

  •
  change the stated maturity of any note;

  •
  reduce the principal amount of, or the rate of interest or any premium on, any note;

  •
  change the place or currency of payment on any note;

  •
  impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any note;

  •
  reduce the percentage of outstanding notes necessary to modify or amend the indenture; or

  •
  reduce the percentage of aggregate principal amount of outstanding notes necessary to waive compliance with certain provisions of the indenture or to waive certain covenants and defaults. (Section 902)

Consolidation, Merger And Sale Of Assets

    Without the consent of the holders of any of the outstanding notes under the indenture, each of the Company and UtiliCorp may:

  •
  consolidate with or merge into any other corporation;

  •
  transfer or lease substantially all of its assets to any person;

  •
  acquire or lease substantially all of its assets of any person; or

  •
  permit any corporation to merge into them,

if (A) the successor is a corporation organized under the laws of, in the case of the Company, any Canadian or U.S. jurisdiction, and in the case of UtiliCorp, any U.S. jurisdiction; (B) the successor corporation, if other than UtiliCorp or the Company, assumes their obligations on the notes or the guarantee, as the case may be, under the indenture; and (C) after giving the effect to the transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, will occur. (Section 801)

    Certain of the covenants described above will not necessarily afford the holders protection in the event UtiliCorp is involved in a highly leveraged transaction, such as a leveraged buyout. However, UtiliCorp must obtain regulatory approval to issue long-term debt.

    The Company may assign its obligations under the notes to any other wholly owned subsidiary of UtiliCorp at any time, provided that the assignee is organized or existing under the laws of any Canadian or U.S. jurisdiction, it agrees to be bound by the terms of the Indenture and UtiliCorp's full and unconditional guarantee of the notes remains in full force and effect.

Outstanding Notes

    In determining whether the holders of the requisite principal amount of outstanding notes issued under the indenture have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, the following are taken into account:

  •
  the portion of the principal amount of an original issue discount note deemed to be outstanding is that portion of the principal amount that could be declared to be due and payable upon the occurrence and continuation of an event of default under the terms of such original issue discount notes as of the date of the determination; and

  •
  notes that the Company, UtiliCorp or any of their affiliates own are not considered to be outstanding. (Section 101)

Trustee

    UtiliCorp maintains depository and other banking relationships with the trustee.

Additional Notes

    The Company may, without the consent of the holders of the notes, create and issue additional debt securities of any series ranking equally with the notes in all respects, including having the same CUSIP number, so that such additional securities will be consolidated and form a single series with the notes and will have the same terms as to status, redemption and otherwise. No additional securities may be issued if an event of default under the indenture has occurred and is continuing with respect to the notes.

Book Entry

    The certificates representing the notes will be issued in fully registered form, without coupons. The notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee, in the form of one or more global notes or will remain in the custody of the Trustee pursuant to a FAST balance certificate agreement between DTC and the Trustee. Upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC "participants," or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). QIBs may hold their interests in a global note directly through DTC if they are participants in such system or indirectly through organizations that are participants in such system.

    So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the notes. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture.

    Payments of the principal of, and premium, if any, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither UtiliCorp, the Company, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. DTC or its nominee, upon receipt of any payment of principal or premium, if any, or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. The Company and UtiliCorp also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules.

    DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default (as defined in the indenture) under the notes, DTC will exchange a global note for certificated notes, which it will distribute to its participants.

    DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

    Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global notes among their respective participants, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither UtiliCorp, the Company nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing its operations.

    If DTC is at any time unwilling or unable to continue as a depositary for a global note and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for a global note. Following completion of the exchange offer, upon the request of a participant holding an interest in a global note, the Company will issue a certificated note in exchange for such participant's interest in a global note.

    All payments of principal, premiums, if any, and interest will be made by the Company in immediate available funds. Secondary trading in the exchange notes will trade in DTC's same-day funds settlement system until maturity.

    The information under this "Book Entry" subsection concerning DTC and its book entry system has been obtained from sources that the Company believes to be reliable, but it does not take any responsibility for the accuracy thereof.

Governing Law

    The indenture, the notes and the guarantee will be governed by, and construed in accordance with, the laws of the State of New York.

TAX MATTERS

    The discussion below is a general description of the material United States federal and Canadian income tax consequences to beneficial owners of the notes. This discussion does not take into account the individual circumstances of any particular investor and does not purport to discuss all of the possible tax consequences of the ownership and disposition of the notes. Therefore, prospective investors are urged to consult their own tax advisors concerning the tax consequences of holding and disposing of the notes, including the application of state, provincial, local, foreign and other tax laws.

United States

    The following is a discussion of certain U.S. federal income tax consequences of the ownership and disposition of the notes. Unless otherwise stated, this discussion is limited to the tax consequences to those persons who purchase the notes in the original offering and who hold the notes as capital assets under Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The discussion does not address specific tax consequences that may be relevant to particular persons including, for example, financial institutions, broker-dealers, traders who elect to mark the notes to market, insurance companies, tax-exempt organizations, and persons in special situations, such as those who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this discussion does not address U.S. federal alternative minimum tax or estate tax consequences or any aspect of state, local or foreign taxation. This discussion is based upon current U.S. federal income tax laws, regulations, rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect.

    Holders of the notes are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership of the notes and the exchange of restricted notes for exchange notes under the exchange offer under the U.S. federal tax laws and the laws of any relevant state, provincial, local and foreign income and other tax laws.

  Tax Consequences to U.S. Holders

    For purposes of this discussion, you are a "U.S. holder" if you are a beneficial owner of a note and are a U.S. citizen or resident, a corporation, partnership or other entity created or organized in or under the laws of the U.S. or of any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a U.S. court is able to exercise primary supervision over your administration and one or more U.S. persons have the authority to control all of your substantial decisions.

    Taxation of Interest.  If you are a U.S. holder, interest on your notes generally will be taxable as ordinary interest income at the time payments are accrued or are received in accordance with your regular method of accounting for federal income tax purposes.

    Sale, Exchange, Redemption or Retirement of the Notes.  Upon the sale, exchange, redemption or retirement of a note you generally will recognize gain or loss equal to the difference, if any, between, the proceeds of the sale, exchange or retirement (less any portion allocable to accrued and unpaid interest, which must be included as ordinary income) and your adjusted tax basis in the note. Your adjusted tax basis in the notes generally will be your cost for the notes less any principal payments you receive.

    The gain or loss you recognize on the sale, exchange, redemption or retirement of the notes generally will be a capital gain or loss and will be long-term capital gain or loss if you have held the notes for more than one year. You should consult your tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain noncorporate taxpayers) and losses (the deductibility of capital losses by U.S. holders is subject to limitations).

    Foreign Tax Credit Considerations.  As described below under "Canada" and subject to the limitations therein, payment of interest on the notes will not be subject to Canadian withholding tax. If however, the interest payments become subject to Canadian withholding taxes as the result of a change in Canadian tax law, U.S. holders will be treated for U.S. federal income tax purposes as having actually received the amount of taxes paid to the Canadian taxing authority by the Company, and as having paid the taxes to the Canadian taxing authorities. As a result, the amount of interest income included in your gross income generally will be greater than the amount of cash you actually receive from the Company for the interest income. You may be able, subject to generally applicable limitations, to claim a foreign tax credit or take a deduction for Canadian withholding taxes imposed on interest payments. The Company will treat interest on the notes as income from sources within the United States for U.S. foreign tax credit purposes. Accordingly, you would be able to credit these taxes only to the extent you have other foreign source income. Gain or loss on the sale, redemption, retirement at maturity or other taxable disposition of a note generally will constitute U.S. source gain or loss for U.S. foreign tax credit purposes.

  Registered Exchange Offer

    The exchange of the restricted notes for exchange notes under the exchange offer should not be a taxable exchange for U.S. federal income tax purposes. As a result, there should be no U.S. federal income tax consequences to holders exchanging the restricted notes for the exchange notes pursuant to the exchange offer.

  Tax Consequences To Non-U.S. Holders

    For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of a note that is not a U.S. holder.

    Taxation of Interest.  If you are a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax on interest paid on the notes so long as that interest is not effectively connected with your conduct of a trade or business within the U.S., and:

  •
  you do not actually or constructively own 10% or more of the total combined voting power of the stock of UtiliCorp;

  •
  you are not a "controlled foreign corporation" with respect to which UtiliCorp is a "related person" within the meaning of the Code; and

  •
  either (A) you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on an Internal Revenue Service Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note, certifies under penalties of perjury that such an Internal Revenue Service Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

    If these conditions are not satisfied, then interest paid on the notes will be subject to U.S. federal withholding tax at a rate of 30% unless that rate is reduced or eliminated pursuant to an applicable tax treaty.

    Sale, Exchange or Retirement of Notes.  Any gain you recognize on the sale, exchange, redemption or retirement or other taxable disposition of a note generally will be exempt from U.S. federal income and withholding tax unless:

  •
  the gain is effectively connected with your conduct of a trade or business within the U.S.; or

  •
  if you are an individual, you are present in the U.S. for 183 days or more during the taxable year of such disposition and either (A) you have a "tax home" in the United States and certain other conditions are present, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the United States.

    Effectively Connected Income.  If the interest, gain or other income you recognize on a note is effectively connected with your conduct of a trade or business within the U.S., you will be exempt from the withholding tax previously discussed if you provide the Company with a properly completed and executed Internal Revenue Service Form W-8ECI, but generally will be subject to U.S. federal income tax on the interest, gain or other income at regular federal income tax rates. In addition to regular U.S. federal income tax, if you are a corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits, as adjusted for certain items, unless you qualify for a lower rate under an applicable tax treaty.

  Information Reporting And Backup Withholding

    Information reporting to the IRS generally will be required with respect to payments to holders other than corporations and other exempt recipients of principal and interest on the notes and proceeds of the sale of the notes. A 31% "backup" withholding tax will generally apply to those payments if such holder fails to provide certain identifying information (such as such holder's taxpayer identification number). Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding.

Canada

    The discussion below is intended to be a general description of the Canadian tax considerations applicable in respect of the notes acquired pursuant to this prospectus and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Accordingly, prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the notes.

    The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "ITA") to persons who are non-residents of Canada and who purchase, own or dispose of the notes and who for purposes of the ITA hold the notes as capital property and deal at arm's length with the Company. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

    This summary is based on the current provisions of the ITA and the regulations thereunder in force on the date hereof, specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance (Canada) as of the date of this prospectus, and the current published administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of CCRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is not applicable to any holder other than a person who acquires notes pursuant to this offering and may not be applicable after any amendment of the notes or the indenture.

    Interest payments made on the notes are not subject to withholding tax under the ITA provided the Company is not obliged to pay more than 25% of the principal of the notes within five years from the date of issue of the notes, except in the event of a default under the notes that is commercially reasonable and beyond the control of the holders of the notes or the trustee. Certain events of default under the notes can be triggered by a default under indebtedness other than the notes, and it is assumed that the events of default under such other indebtedness are commercially reasonable and beyond the control of the holders of the notes or the trustee. Subject to the foregoing, the payment of interest, premium, if any, and principal by the Company on the notes will be exempt from non-resident withholding tax under the ITA.

    No other tax on income (including capital gains) will be payable under the ITA in respect of the holding, repayment, redemption or disposition of the notes, or the receipt of interest, premium, if any, or principal thereon by holders of the notes. However, holders who use, hold or are deemed to use or hold the notes in the course of carrying on a business in Canada may be subject to such taxes, as will be holders who are non-resident insurers carrying on business in Canada and elsewhere.

PLAN OF DISTRIBUTION

    Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes or market-making activities or other trading activities.

    The Company will not receive any proceeds from any sale of exchange notes by broker-dealers or other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transaction in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period starting on the date of this prospectus and ending on the close of business on the earlier to occur of:

  (1)
  the date on which all exchange notes held by broker-dealers eligible to use the prospectus to satisfy their prospectus delivery obligations under the Securities Act have been sold and

  (2)
  the date 180 days after the consummation of the exchange offer,

    the Company will make this prospectus, as amended or supplemented, available to any broker-dealer in connection with any such resale and will send additional copies of this document and any amendment or supplement to this prospectus to any broker-dealer that requests such documents.

    The Company has agreed to pay all expenses incident to the exchange offer, including the expense of one counsel for the holders of the restricted notes, other than commissions or concession of any broker-dealers and will indemnify the holders of the restricted notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL OPINIONS

    The validity of the securities offered hereby will be passed upon for the Company and UtiliCorp by Blackwell Sanders Peper Martin LLP, Two Pershing Square, 2300 Main Street, Suite 1000, Kansas City, Missouri 64108.

EXPERTS

    Our annual consolidated financial statements and schedules incorporated in this prospectus by reference from our 2000 Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
Summary of the Terms of the Exchange Offer
Summary of the Terms of the Exchange Notes
Risk Factors
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE COMPANY
UTILICORP
RECENT DEVELOPMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
SELECTED FINANCIAL INFORMATION
EXCHANGE OFFER
DESCRIPTION OF THE NOTES AND THE GUARANTEE
TAX MATTERS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS